EXHIBIT 12

DISCOVERY COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Earnings:
Net income from continuing operations	$559	$402	$86	$52	$25

Add:
Provision for income taxes	472	352	56	41	47
(Earnings) loss of equity investees	(8)	61	(142)	(104)	(80)
Distributions of income from equity investees	4	4	—	—	—

Total interest expense	250	258	—	—	—
Portion of rents representative of the interest factor	28	47	11	10	11

Earnings (loss), as adjusted	$1,305	$1,124	$11	$(1)	$3

Fixed charges:
Total interest expense	$250	$258	$—	$—	$—
Portion of rents representative of the interest factor	28	47	11	10	11

Total fixed charges	$278	$305	$11	$10	$11

Preferred stock dividends	15	—	—	—	—

Total combined fixed charges and preferred stock dividends	$293	$305	$11	$10	$11

Ratio of earnings (loss) to fixed charges	4.7x	3.7x	1.0x	—	—

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	4.5x	3.7x	1.0x	—	—

Deficiency				$11	$8

(1)	The results for the years prior to 2008 reflect only the results of our predecessor, Discovery Holding Company.